

JUST A BABY
IS
CROWDFUNDING

Own a piece of our future

Short time only.

Minimum investment: $100

(Find out more ⊕)

find people, make babies



Just a Baby
Published by Planoly ⊘ · December 30, 2021 · 🌐

// A picture says a thousand words //

Just a Baby is Crowdfunding! Own a piece of our future in 2022. Short time only. Minimum investment $100.
@justababy_official
Link in bio. Visit https://wefunder.com/justababy
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 Just a Baby

Paul Ryan · 1st

We're raising funds on WeFunder!! Just a Baby is growing and taking things next level, a crowdfunding round starting shortly! Hit me up for more info!







Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.